SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

6 July 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X...    Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .......   No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with its offering of $750,000,000 7.750% Public Income NotES (PINES®) due July 15, 2050, the company is filing the following opinions of counsel solely for incorporation into the company’s Registration Statement on Form F-3 (File No. 333-167844):

5.1 Opinion of Dundas & Wilson CS LLP

5.2 Opinion of Davis Polk & Wardwell LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Sanjay Sofat
	Name:	Sanjay Sofat
	Title:	Head of Capital Issuance and Structuring

July 6, 2010

DUNDAS & WILSON

Our ref               DIC/LLOO15.0032
Your ref  -

Lloyds Banking Group plc
25 Gresham Street
London
EC2V 7HN
6 July 2010

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with the Company's offering of US$750,000,000 7.75% Public Income NotES (PINES®) due 2050 (the Notes) in an underwritten public offering pursuant to an underwriting agreement dated as of 30 June 2010 (the Underwriting Agreement) between the Company and Citigroup Global Markets Inc. (the Representatives), as representatives of the several underwriters listed in Schedule I of the Pricing Agreement annexed thereto (the Underwriters). The Notes are to be issued pursuant to an Senior Debt Securities Indenture dated as of 6 July 2010 (the Indenture) between the Company and The Bank of New York Mellon, acting through its London branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6·K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Keith Armstrong

partner, for and on behalf of Dundas & Wilson CS LLP

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 13000 tel 020 7418 1400 fax

July 6, 2010

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7AE
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Company”), in connection with the Company’s offering of (a) $750,000,000 aggregate principal amount of its 7.75% Public Income NotES (PINES®) Due 2050 (the “Notes”) and (b) up to an additional $112,500,000 aggregate principal amount of the Notes (the “Additional Notes” and together with the Notes, the “Securities”) in an underwritten public offering pursuant to (i) the Underwriting Agreement dated June 30, 2010 (the “Base Underwriting Agreement”) and (ii) the Pricing Agreement dated as of June 30, 2010 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”).  The Securities are to be issued pursuant to the provisions of the senior debt securities indenture dated as of July 6, 2010 (the “Indenture”) between the Company and The Bank of New York Mellon, London office, as trustee (the “Trustee”).

We, as your counsel, have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and such other documents and certificates as we have deemed necessary as a basis for the opinion hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Securities have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms.

Our opinion is subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company, dated as of July 6, 2010, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Davis Polk & Wardwell LLP